NOTICE TO AURIZON OPTIONHOLDERS

To:	The holders of the outstanding options (“Options”) to purchase common shares of Aurizon Mines Ltd. (“Aurizon” or the “Corporation”) issued pursuant to the Aurizon Stock Option Plans, as amended (the “Plans”):

From: Aurizon Mines Ltd.

Date: April 12, 2013

You are receiving this Notice because Aurizon’s records indicate that you are the holder of outstanding Options (an “Optionholder”) to purchase common shares of Aurizon (“Aurizon Shares”).

Aurizon has entered into a definitive agreement dated March 3, 2013, as amended, (the “Arrangement Agreement”) with Hecla Mining Company (“Hecla”) and 0963708 B.C. Ltd. (“Acquireco”) pursuant to which Hecla will indirectly acquire, by way of a plan of arrangement (the “Plan of Arrangement”) effected under the Business Corporations Act (British Columbia) (the “Arrangement”), all of the issued and outstanding Aurizon Shares for, at the election of each shareholder of Aurizon: (i) $4.75 in cash per Aurizon Share (the “Cash Consideration”); or (ii) 0.9953 of a common share of Hecla (“Hecla Share”) per Aurizon Share (the “Share Consideration”); or (iii) a combination of Cash Consideration and Share Consideration. However, the aggregate amount of Cash Consideration and the aggregate number of Hecla Shares that may be issued in exchange for Aurizon Shares pursuant to the Plan of Arrangement are each limited to a maximum amount of $513,631,193 aggregate Cash Consideration and 57,000,000 Hecla Shares aggregate Share Consideration.

If the elections made by the shareholders of Aurizon for Cash Consideration and/or Hecla Shares exceed the maximum amounts, the entitlement of each shareholder of Aurizon to Cash Consideration and/or Hecla Shares will be subject to pro-ration in accordance with the Plan of Arrangement. Assuming that all shareholders of Aurizon elect to receive either cash or Hecla Shares, the Cash Consideration and the Share Consideration will be fully pro-rated with each shareholder of Aurizon being entitled to receive $3.11 in cash and 0.3446 of a Hecla Share for each Aurizon Share.

Upon completion of the Arrangement, Aurizon will become a wholly-owned subsidiary of Hecla. It is anticipated that the Arrangement will be effective during the second quarter of 2013.

Upon the Arrangement becoming effective all Options vest and any Options that remain unexercised will terminate without any payment to the Optionholder, except as set out below.

Optionholders who hold vested In-the-Money Options (as defined below) and do not wish to take advantage of the procedure provided for pursuant to the Arrangement set out below should arrange to exercise their Options in exchange for Aurizon Shares pursuant to the Plans prior to the date the Arrangement becomes effective. Any Aurizon Shares acquired pursuant to the exercise of Options will participate in the Arrangement on the same basis as all other Aurizon Shares and certificates for such Aurizon Shares should be deposited with Computershare Investor Services Inc. (“Computershare”) by 4:00 p.m. (Toronto time) on May 7, 2013 together with a Letter of Transmittal and Election Form. A letter of Transmittal and Election Form, including instructions for deposit, is available from Aurizon Suite 1120, Cathedral Place, 925 W. Georgia Street, Vancouver, British Columbia V6C 3L2 and is available on SEDAR at www.sedar.com.

An “In-the-Money Option” is an Option whose exercise price is less than $4.75 per share.

Alternatively, the Arrangement provides that at the effective time of the Arrangement, all unexercised In-the-Money Options will be deemed to be fully vested and transferred and disposed of to the Corporation (free and clear of all liens, claims and encumbrances) and cancelled in exchange for consideration per Option equal to the number of Aurizon Shares (the “Option Shares”) obtained by dividing: (i) the amount, if any, by which: (A) the product obtained by multiplying the number of Aurizon Shares underlying an Option by $4.75; exceeds (B) the exercise price payable under such Option; by (ii) $4.75. The total number of Option Shares an Optionholder will receive is calculated as follows:

Number of Options X ($4.75 minus exercise price)
___________________________________________________________ = Option Shares
$4.75

The Option Shares will then participate in the Arrangement on the same basis as all other Aurizon Shares. We have enclosed with this Notice a notice of election form (the “Notice of Election”) that will allow you to elect the form of consideration you wish to receive for your Option Shares pursuant to the Arrangement. The Notice of Election provides that the Corporation is entitled to deposit the Option Shares issuable on the deemed transfer and disposal to the Corporation of In-the-Money Options pursuant to the Arrangement, and provides that Aurizon, Acquireco or Hecla is entitled to withhold Cash Consideration and/or sell on behalf of an Aurizon securityholder any Share Consideration in order to remit to Aurizon for remittance to any taxing authority a sufficient amount to comply with its withholding obligations at law in respect of the transfer and disposal of In-the-Money-Options. The Notice of Election must be completed and returned to Computershare in the manner provided for in the Notice of Election on or before 4:00 p.m. (Toronto Time) on May 7, 2013. If you do not make an election by returning the Notice of Election, you will be deemed to have elected to receive Share Consideration in respect of your Option Shares, subject to pro-ration.

We encourage you to read Aurizon's Management Information Proxy Circular dated April 10, 2013 carefully to understand how the Arrangement will affect you as an Optionholder.

The Application for the Final Order (the “Application”) approving the Arrangement is expected to be heard at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on May 10, 2013 at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard. Any Optionholder, or shareholder of Aurizon or any other interested party desiring to support or oppose the Application may appear at the time of the hearing in person or by counsel for that purpose. Any Optionholder or shareholder of Aurizon or any other interested party desiring to appear at the hearing is required to file with the Court and serve upon Aurizon, on or before 4:00 p.m. (Vancouver time) on May 8, 2013 a Response to Petition, including an address for service, together with all materials on which he, she or it intends to rely at the Application. The Response to Petition and supporting materials must be delivered, within the time specified, to Aurizon at the following address:

Blake, Cassels & Graydon LLP
595 Burrard Street
P.O. Box 49314
Suite 2600, Three Bentall Centre
Vancouver, BC V7X 1L3
Attention: Sean Boyle

Optionholders should not construe the contents of this Notice or the Management Information Proxy Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection therewith.

AURIZON MINES LTD.